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SEC FILE NUMBER
8-71256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/06/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chandler Distribution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9255 Towne Center Drive Suite 600
(No. and Street)

Public

San Diego	CA	92121
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Johnson	800-317-4747	ajohnson@chandlerasset.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Rasmussen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chandler Distribution Services, LLC_____, as of December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Michael Rasmussen
_____

Title:

President, & CCO
_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public Oath and affirmation Chandler Distribution Services, LLC 2025

Final Audit Report   2026-02-13

Created:	2026-02-13
By:	Alex Johnson (ajohnson@chandlerasset.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA6gflpdesHF3y1CxAimWrkbrqNOUpRuJ-

"Public Oath and affirmation Chandler Distribution Services, LLC 2025" History

📄 Document created by Alex Johnson (ajohnson@chandlerasset.com)
2026-02-13 - 7:44:04 PM GMT

✉ Document emailed to Michael Rasmussen (mrasmussen@chandlerasset.com) for signature
2026-02-13 - 7:44:32 PM GMT

📄 Email viewed by Michael Rasmussen (mrasmussen@chandlerasset.com)
2026-02-13 - 7:47:54 PM GMT

✍ Document e-signed by Michael Rasmussen (mrasmussen@chandlerasset.com)
Signature Date: 2026-02-13 - 7:48:14 PM GMT - Time Source: server

✔ Agreement completed.
2026-02-13 - 7:48:14 PM GMT

Chandler Distribution Services, LLC

Annual Audit Report

December 31, 2025

Public

Table of Contents

Report of Independent Register Public Accounting Firm 1

Statement of Financial Condition 2

Notes to the Financial Statement 3

Public

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Chandler Distribution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chandler Distribution Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Chandler Distribution Services, LLC's auditor since 2025.
Walnut Creek, California
February 23, 2026

Chandler Distribution Services, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	68,031
Prepaid Expenses and Other Assets		9,879
Total Assets	$	77,910

Liabilities and Member's Equity
Liabilities

Accrued Expenses and Other Liabilities	$	14,695
Total Liabilities		14,695

Member's Equity

Member's Equity		63,215
Total Liabilities and Member's Equity	$	77,910

The accompanying notes are an integral part of these financial statement.

2

Note 1   Organization and Nature of Business

Chandler Distribution Services, LLC (the "Company") was formed in the State of California on February 29, 2024. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited broker-dealer acting as a marketing and distribution agent for municipal fund securities which are Local Government Investment Pools ("LGIPs"). The Company is owned 100% by Chandler Investor Services, Inc.

The Company does not maintain customer accounts.

Note 2 Significant Accounting Policies

Basis of Presentation - The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less. The Company maintains its cash balances with high-quality financial institutions. Cash balances may, at times, exceed federally insured limits. The Company has not experienced any losses on its cash deposits. There were no cash equivalents at December 31, 2025.

Prepaid Expenses - Prepaid expenses consist of payments made in advance for services such as professional fees, insurance, and subscriptions. These amounts are expensed over the period to which they relate.

Accrued Expenses - Accrued expenses consist primarily of amounts due for professional fees and other operating costs incurred but not yet paid as of December 31, 2025. These liabilities are recorded at the amounts expected to be paid and are settled in the normal course of business.

Member's Equity – Member's equity reflects capital contributions from the member and accumulated net income, reduced by any distributions to the member.

Income Taxes – The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in the financial statement. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is subject to tax examinations by major jurisdictions for all periods since inception.

Note 2 Significant Accounting Policies Continued

Single Reportable Segment – The Company is engaged in a single line of business as a securities broker-dealer which is comprised of acting as a marketing and distribution agent for municipal fund securities. The Company has identified its President and Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

Note 3 Litigation

From time to time, the Company may be subject to routine regulatory inquiries, claims, or legal actions arising in the normal course of business. Management evaluates such matters and, where appropriate, accrues liabilities when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not currently a party to any legal or regulatory proceedings that management believes would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 4 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $53,336 which was $48,336 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.28 to 1.

Note 5 Related Party Expense Sharing Agreement

The Company has an expense sharing agreement with Chandler Asset Management, Inc. ("CAM"), an affiliated entity under common control. Pursuant to the agreement, CAM acts as an independent contractor and shares certain expenses with the Company, including office rent, salaries, and administrative costs. The Company is not party to the lease agreement. Under the agreement, these expenses are estimated and allocated to the Company, but there is no requirement or expectation of payment, and the expenses are not recorded in the Company's financial statements. There were no amounts payable to or receivable from CAM as of December 31, 2025 as a result of the expense sharing agreement. The Company's results of operations would differ significantly from those obtained if the entities were autonomous.

Note 6   Subsequent Events

The Company has reviewed transactions and events from its period-end December 31, 2025 through the date the financial statements were issued and determined that no events occurred that require recognition or disclosure.

